June 7, 2006

Ms. Amanda B. Roberts
Staff Accountant
Securities and Exchange Commission
Division of Corporate Finance
Washington, D.C. 20549

Re: Community Banks, Inc.
Item 4.01; Form 8-K
Filed May 26, 2006
File No. 001-11663

Re: Correspondence of May 31, 2006

Dear Ms. Roberts:

Pursuant to your inquiry of May 31, 2006 regarding our Form 8-K filing of May 26, 2006, we have prepared the following responses:

1.
You inquired about the PCAOB registration of Buffamante Whipple Buttafaro, P.C. (“BWB”) and Custer & Custer P.C. (collectively, the “Predecessor Auditors”), the auditors that respectively performed the 2004 and 2003 audits of Community’s 401(k) plan. You are correct; the Predecessor Auditors were not registered with the PCAOB at the time the audits were conducted.

Community changed its auditors from the Predecessor Auditors to Beard Miller Company LLP (“Beard Miller”), as reported on May 26, 2006 directly in response to a recent notification by BWB that it could no longer perform an audit of the Community Banks, Inc. 401(k) Plan (the “Plan”). BWB had recently become aware of the requirement that

“a public accounting firm that audits employee stock purchase, savings and similar plans, interests in which constitute securities registered under the Securities Act of 1933, must register with the PCAOB”.

Upon receipt of such notification, and prior to receipt of your letter of May 31, 2006, Community had already taken the following actions:

a.
Requested that Beard Miller, a firm that is registered with the PCAOB, perform an audit of both the 2004 and 2005 Statements of Net Assets Available for Plan Benefits and Changes in Net Assets Available for Plan Benefits in connection with its annual Form 11-K filing requirements for 2005.

b.
Prepared a Form 8-K to formally notify the SEC and any interested stakeholders of the engagement of Beard Miller. This change was precipitated by Community’s need to ensure compliance with the audit requirements of Section 102 of the Sarbanes-Oxley Act of 2002. Given the pending reporting requirements for 2005 and the proximity of the 2005 Form 11-K reporting deadline (June 29, 2006), Management presumed that the expeditious re-audit and re-submission of 2004 information and initial submission of audited 2005 information should be the immediate priority. Beard Miller is currently performing audit procedures and plans to issue its audit report as a PCAOB-      registered firm at or near June 29, 2006 for both 2004 and 2005.

c.
Management had originally intended to contact the SEC with respect to its responsibility for 2003 information after the completion of the 2004 and 2005 audit by Beard Miller. Management intended to acknowledge that the Predecessor Auditors were not registered with the PCAOB.

d.
Management now understands its reporting requirements with respect to audits by PCAOB-registered firms beginning October 22, 2003. However, it should be noted that audits were performed, albeit by non-registered firms. While Form 11-K filings were not in technical compliance, the previously-issued Forms 11-K did include representations by the predecessor auditors regarding the fair presentation of this information.

To date, management has not issued amended Forms 11-K for 2003 or 2004. In a separate communication to the Division of Corporate Finance, we are requesting a waiver of the “re-audit” requirement for 2003 and an extension of the filing of an amended Form 11-K for 2004 until the 2004 audit is completed.

2.
We confirm that our new Plan auditor, Beard Miller Company LLP, is also known as “bmc LLP,” and was referred to as such in our 8-K filing for the auditor change. Beard Miller Company LLP is registered with the PCAOB.

In connection with responding to the Commission’s comment letter dated May 31, 2006, Community hereby acknowledges that:

•	Community is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Community may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please feel free to contact me directly at 717-920-5801 (email: dholt@communitybanks.com). You may also feel free to contact my colleague, Gary Manley (717-920-5803; email gmanley@communitybanks.com) if I should be unavailable.

Sincerely,
COMMUNITY BANKS, INC.

/s/ Donald F. Holt

Donald F. Holt
Executive Vice-President and CFO